

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via Facsimile
Mr. Wang Chen
Chief Executive Officer
Shengkai Innovations, Inc.
No. 106 Zhonghuan South Road
Airport Industrial Park
Tianjin, China 300308

> **Re: Shengkai Innovations, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 20, 2012**
> **File No. 1-34587**

Dear Mr. Wang:

We have reviewed your response letter dated March 18, 2013 and have the following comments.

Form 10-K for the Fiscal Year Ended June 30, 2012

General

1.   We remind you to file your amended Form 10-K, as appropriate, including currently dated certifications that refer to the Form 10-K/A.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

Critical Accounting Policies and Estimates, page 57

Accounting for the Impairment of Long-Lived Assets

2.   We note your response to prior comment 11, from our letter dated February 11, 2012. As previously requested, please also address in your critical accounting policy, in future filings, the level at which you assess impairment for each material asset class and explain how you consider significant declines in revenue and potential over-capacity in your assessment of PP&E.

Mr. Wang Chen
Shengkai Innovations, Inc.
June 13, 2013
Page 2

Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

(m) Cash and cash equivalents, page F-14

3.   We note your response to prior comment 18, from our letter dated February 11, 2013. Please confirm to us that there were no amounts of cash equivalents at each balance sheet date, or at any balance sheet date in subsequent quarterly filings, with original maturities greater than three months.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

        You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief

cc: Wei Wang, Esq.
        Sichenzia Ross Friedman Ference LLP